

Mail Stop 3030

March 31, 2009

<u>VIA U.S. MAIL AND FAX (203) 373-2884</u>

Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

      **Re: General Electric Company
            Form 10-K for the year ended December 31, 2008
            Filed February 18, 2009
            File No. 001-00035**

Dear Mr. Sherin:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 1A. Risk Factors, page 12

The unprecedented conditions in the financial and credit markets…, page 13

1.   We note your disclosure in the second paragraph of this risk factor relating to your October 2008 equity offering and the offering of preferred stock and warrants to Berkshire Hathaway. To the extent you disclose in your applicable future filings that you may seek sources of funding other than through the U.S. government and Federal Reserve Bank programs, please also disclose that such sources of funding may cause further dilution to your existing shareholders.

2.   We note your disclosure that there can be no assurance that the cost of GE Capital's funding will not substantially increase. In your future filings, as applicable, please expand your risk factor disclosure to briefly describe the known factors that may cause an increase in GE Capital's cost of funding, such as the intended decrease in reliance on short-term funding, such as commercial paper, in favor of longer-term funding arrangements, refinancing the funding you have currently obtained through the U.S. government and Federal Reserve Bank programs at then current market rates when such funding matures, and your credit ratings in effect at such times, etc. Please also briefly describe any adverse affects that would arise if GE Capital's cost of funding increased, such as decreased lending margins, decreased earnings, cash flows and returns on shareowners' equity and invested capital, etc.

Significant changes in actual investment return on pension assets…, page 16

3.   We note from your Consolidated Statement of Changes in Shareowners' Equity that other comprehensive income attributable to benefit plans – net amounted to approximately ($13.3 billion) in 2008 which, in addition to other factors, decreased your shareowners' equity by a material amount. To the extent you experience a material change in shareowners' equity related to your benefit plans in future periods, please enhance your risk factor disclosure by quantifying the change and clarifying that the gain or loss, as applicable, has the affect of increasing or decreasing total shareowners' equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Financial Resources and Liquidity, page 38

Investment Securities, page 38

4.   We note your disclosure on pages 39 and 99 that in reaching your conclusion that your investment securities were not other-than-temporarily impaired, consideration was given to the availability of credit enhancements, "principally Monoline insurance." Please tell us and revise future filings to disclose the following:

- Describe in greater detail the insurance coverage provided by the Monolines and how it works. For example, explain whether GE obtains this insurance coverage from the Monolines or whether the coverage is provided by the sponsor of the mortgage-backed securities ("MBS") securitization/issuer; explain whether the insurer guarantees the payment of all expected cash flows from the MBS or only a up to a certain percentage of expected cash flows; etc.

- Describe to the investor how you consider the credit enhancement provided by these insurance arrangements when determining whether your investment securities are exposed to possible credit losses and could be other-than temporarily impaired. For example, discuss whether you would assume zero credit risk on any security covered by such an arrangement.

- Given the downgrade of the Monoline industry as discussed on page 39, please explain how you considered the financial stability of the Monoline insurers and how this impacted your conclusion regarding the impairment of your investment securities.

- Identify the triggers for payment under the insurance arrangements and explain to what extent you have experienced any inability to receive payment of your claims from insurers to date. Tell us the amount of any defaults experienced in fiscal 2008.

5.   We note the discussion on page 39 relating to the $0.3 billion of impairment charges you would have recorded at December 31, 2008 if the Monolines were unable to pay your anticipated claims on securities with expected losses. Tell us whether that amount represented unrealized losses recorded in stockholders' equity at that date and, if so, whether the amount relating to expected credit losses is included. Tell us whether you continued to collect on the securities with $0.1 billion of expected credit losses subsequent to the year-end. Otherwise, please clarify what the disclosure relating to the $0.1 billion in expected credit losses represents.

Liquidity and Borrowings, page 45

6.   We note that during 2008 you generated cash from operating activities of approximately $49 billion and your cash and cash equivalents at December 31, 2008 amounted to approximately $48 billion. Please tell us and revise your disclosure in future filings to explain in greater detail how you plan to fund the more than $290 billion in payments due in fiscal 2009.

7.   While we note the $41 billion of investment securities you held at December 31, 2008, we also note from the disclosure on page 99 that $23 billion of those securities were in a loss position and that it is presently your intention to hold those securities until you can recover their respective amortized cost. You disclose that you have the ability to hold your debt securities until their maturities. As we note that only investment securities with an estimated fair value of $1.7 billion are contractually due in 2009 and in light of your contractual obligations for 2009, please discuss in greater detail your ability to hold your debt securities until their maturities.

8.   We note the disclosure on page 45 that you have been able to continue to meet your funding needs at *acceptable costs* throughout this period of volatility mainly by accessing the commercial paper markets and by issuing unsecured long-term debt. However, we note that your credit ratings by Standard & Poors and Moody's has been downgraded recently and that the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program or TLGP will only be available through October 2009. Please tell us and revise this section in future filings to discuss how these changes will impact the costs of your future borrowings.

9.   In this regard, we note on page 45, that you are currently participating in the FDIC's Temporary Liquidity Guarantee Program ("TLGP") and that the FDIC will extend this program through October 2009 for an additional premium. Please revise future filings to discuss your plans to issue any additional funds under the FDIC program during the remainder of 2009. If material, revise future filings to disclose the additional premium for any notes you will issue under the extension. Finally, expand this section in future filings to discuss the impact on your liquidity when the plan is phased out in October 31, 2009.

10.   We note that certain of your debt instruments; guarantees; QSPE's; swap, forward and options contracts; and covenants would require posting of additional capital or collateral in the event of a rating downgrade. In light of the recent downgrade by Standard & Poor's Rating Service and Moody's Investment Services and to enhance an investor's understanding of these events, please expand your disclosures in future filings to:

- Discuss the meaning ascribed to the different ratings by the agencies and to highlight for investors the differences between the prior and current ratings.

- Discuss the future impact of the downgrades on your liquidity.

- Quantify, to the extent possible, the impact of additional downgrades on your liquidity. For example, discuss what would happen to your swaps, forwards, and option contracts if your rating would fall below A-/A3, and quantify the additional capital or collateral that would be required.

- Identify the "rating triggers" for all instruments with rating triggers and compare them to current debt ratings.

11.   We note that you raised $15 billion through common and preferred stock offerings in October 2008 and that you expect to contribute all of the proceeds from those offerings to the capital of GE Capital by the end of the first quarter of 2009. In your future filings that discuss this capital contribution, please briefly describe the reasons for the capital contribution. On a related matter, we note your disclosure on page 52 that "[i]f GE Capital's ratio of earnings to fixed charges, which was 1.24:1 at the end of 2008, were to deteriorate to 1.10:1, GE has committed to contribute capital to GE Capital." In your future filings, please provide your investors with sufficient information to show how this ratio is calculated, and in your future applicable reports filed on Form 10-K, please include as an exhibit to such filings a statement re computation of ratios as required by Item 601(b)(12) of Regulation S-K or incorporate such exhibit by reference to the appropriate exhibit filed in General Electric Capital Corporation's annual report filed on Form 10-K. In each of your future filings discussing liquidity, please update this ratio as of the end of the period being presented in such filing and discuss and analyze any material factors that significantly affected the ratio as compared to the ratio reported in the immediately preceding period. Also, please provide your investors with insight into how much additional capital would need to be contributed to GE Capital if this ratio is triggered and, if known, what resources GE would utilize to satisfy this financial commitment. If there is a material risk that this financial commitment would require you to raise additional capital in future periods in order to make additional capital contributions to GE Capital, and such capital raising activities may be dilutive to your existing shareholders, please include appropriate risk factor disclosure in your future filings.

GE Cash Flow, page 48

12.   We note that your incremental cash generated in GE CFOA from selling receivables to
        GECS decreased by $0.1 billion in 2008. Please tell us the gross amount of the cash
        generated from selling receivables to GECS and revise the table on page 48 in future
        filings to disclose the gross amount as a separate line item.

Critical Accounting Estimates, page 53

13.   We note the disclosure on pages 54 and 78 that the fair value used to measure impairment
        and the estimated unguaranteed residual values are based primarily on "independent
        appraisals." Please describe to us and revise future filings to clarify the nature and extent
        of the third party appraiser's involvement and management's reliance on the work of the
        independent appraisers. Please refer to Question 141.02 of the Compliance and
        Disclosure Interpretations on Securities Act Sections, which can be found at
        http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which would be applicable
        to the extent your Form 10-K was incorporated by reference into any registration
        statement.

14.   We note that you re-tested goodwill for impairment at the reporting units within Capital
        Finance during the fourth quarter of 2008 given the significant changes in the business
        climate for financial services. We note that you use a discounted cash flow method and
        use comparative market multiples to corroborate discounted cash flow results. We also
        note that if your analysis indicates goodwill is impaired, you supplement the cash flow
        approach with independent appraisals, as appropriate. In the interest of providing readers
        with a better insight into your judgments into accounting for goodwill, please explain to
        us and consider disclosing in future filings the following:

        •   Include sufficient information to enable a reader to understand how each of the
            valuation methods used differ, the assumed benefits of a valuation prepared under
            each method, and why management selected these methods as being the most
            meaningful for the company in preparing the goodwill impairment analyses.

        •   How you weight each of the methods used including the basis for that weighting.

        •   A qualitative and quantitative description of the material assumptions used and a
            sensitivity analysis of those assumptions based upon reasonably likely changes.

        •   If applicable, how the assumptions and methodologies used for valuing goodwill in
            the current year have changed since the prior year highlighting the impact of any
            changes.

Note 28. Fair Value Measurements, page 127

15.   We note that of your $62.9 billion (pre-FIN 39 netting) assets measured at fair value on a recurring basis at December 31, 2008, you measured approximately $46 billion based on level 2 inputs and approximately $15 billions based on level 3 inputs. We also note on page 98 that approximately $22 billion of your investment securities at that date consisted of U.S. Corporate debt, State and municipal securities, U.S. Government and agency securities, all of which are usually traded on active markets.

- Explain to us the factors you considered in concluding that these securities could not be measured using level 1 input but that level 2 or level 3 inputs were more appropriate.

- Describe to us the methodologies and assumptions you used to validate the third party valuation based on level 2 and level 3 inputs in greater detail for each security you valued.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief